Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 30, 2021

TRANSCRIPT

Event: Podcast: Crazy Sh*t In Real Estate with Leigh Brown

Date: November 29, 2021

Leigh Brown:

Hello friends. I’m Leigh Brown. This is Crazy Sh*t In Real Estate. And today is for the nerds of the world. But if you are not a nerd, you should stay tuned in for some information on some innovative insurance that’s coming in flood and homeowners from Sean Harper with Kin. I’m, frankly, [inaudible 00:00:20] to go check out his website myself. So enjoy the conversation, go to the show notes, and I’ll see you on the other side.

Leigh Brown:

So welcome to the show, obviously, Crazy Sh*t In Real Estate. We just roll with whatever we want to talk about, and I’d love to hear more about you and where you’re located. Give us the tiny snapshot of who Sean Harper is.

Sean Harper:

Yeah, of course. So, I’ve been doing online... I run Kin. I started this company five years ago, and we are an insurance company, or we actually manage an insurance company that our customers own, which is neat.

Leigh Brown:

It’s like a co-op insurance company?

Sean Harper:

It is. Yes, it is. There are a few other companies that are organized that way. Farmers is one, actually, that people know about. USAA is another. And it’s a good model because we just get our fees, basically, which we’re happy for. And the customers don’t have to worry that we have an incentive not to pay a claim.

Sean Harper:

So I set this up five years ago. We’re a tech company, obviously, so we do everything... You know how much manual stuff there is in insurance. It’s all been done the same way for 100 years almost, because that’s how old our competitors are. So we do it all automatically with tech that we built from scratch, and we do it direct to consumer, and we do it in areas where it’s hard to get insurance. So we do this in places that are flood prone, hurricane prone, fire prone, which is where customers really need it.

Sean Harper:

There’s a lot of crazy that goes on there, so it’s exciting. But a lot of these areas, people just can’t... it’s hard to get affordable insurance coverage, or any, which is a shame because you actually... you know the whole thing doesn’t function, right? You can’t get a mortgage, you can’t buy a house unless you’re able to get insurance. So that’s what we do.

Sean Harper:

My background is a tech guy. So I’ve been doing financial services tech forever. My last company was a payment processing business. So we helped people running websites and restaurants and stuff like that. After the card gets swiped or entered it goes somewhere, right, we were that somewhere. So we connected-

Leigh Brown:

Got you.

Sean Harper:

... the banks to get the transaction cleared, et cetera, and make sure it happened fast and at a low cost. So I sold that business eight years ago. I worked for the company that bought it for a little while. Then I started hatching plans for this one.

Sean Harper:

What drives me is, I just like making things smooth, making them automated. And if you look inside a bank or insurance company or whatever, it all can be done on a computer, right? There’s no physical thing. They don’t need to send you a widget, yet, a lot of these come companies are not very good at technology. [crosstalk 00:02:47]-

Leigh Brown:

No. I mean, they never had to be because it’s not a sexy space. Right? So, insurance is one of those things you have to have. You don’t want to have it. You wouldn’t go buy it unless there was a reason to do it, which is why I want to pull a thread there on one of the things that you rambled over, which is really critical in real estate, and that’s flood insurance.

Leigh Brown:

And we know that there’s a lot of myths out there around flood insurance, one of which is that FEMA, the Federal Emergency Management Assistance, and the Flood Insurance Bureau, when they are working on stuff, a lot of the public thinks that there’s insurance on these really swanky beach front mansions, but the reality is flood insurance is primarily going to be necessary for Memo who’s in the house that she’s owned forever and the flood zones moved because FEMA moves the flood zones around.

Leigh Brown:

And she can’t necessarily just hop up and move because she doesn’t have the income for it, she doesn’t have anywhere else to go. So she’s got to have options and currently you’ve got Lloyd’s of London, which is really expensive, and you’ve got the federal government.

Leigh Brown:

So talk to me a little bit about that flood insurance space and what you’re doing to create a space where somebody could maybe just stay in the house that they’re in or buy their first home, because I should also mention that a lot of our flood zone properties are in the affordable parts of town, but if somebody can’t afford the flood insurance, that takes the affordable house out of their range.

Leigh Brown:

And when we’re recording this episode at the end of 2021, there’s still a dramatic lack of supply when it comes to housing. So I’m in favor of figuring out how to make stuff work that we have. So with that being said, talk to me of what you discovered in the flood insurance space and what solutions you’re able to provide.

Sean Harper:

Yes. It’s such an interesting topic. So, one thing that’s going on is... you mentioned something about being in a flood zone, and the reality is actually everywhere is a flood zone.

Leigh Brown:

Thank you. If it rains where you are, it can flood. Do we learn nothing from the Bible? Hello? So carry on.

Sean Harper:

You got it. And so, now FEMA has the high risk zones and the low risk zones, but literally everywhere has the FEMA flood zone attached to it.

Leigh Brown:

They’re next to each other, right? So if I’m the line between A, E, and X, I don’t know if the water knows to stop right here. It might just keep moving, because water doesn’t know where the zones start and stop. It’s crazy.

Sean Harper:

You got it.

Leigh Brown:

Hoping that’s not-

Sean Harper:

You got it. That’s exactly it.

Leigh Brown:

Hope that’s not technology driven, right, just crazy talking [crosstalk 00:05:17].

Sean Harper:

It’s just common sense, right? It’s common sense. The places that are not in the FEMA high risk zones still can flood in the same way that if your house is not a high risk house for burning down it still could burn down, right? These things do happen. And in fact, 70% of all flooding damage happens in areas that are not designated high risk by FEMA. So-

Leigh Brown:

We saw that after hurricane Harvey in Houston. I think the number there was even more dramatic. It was 80% of the affected properties weren’t in a FEMA flood zone, but they sure flooded out.

Sean Harper:

You got it. It happens all over the place, and even in places not near the ocean. It happens all over the Midwest too. You saw a lot of it with hurricane Ida, right? Everyone knows about the impact it had in Louisiana, but then you go up to Pennsylvania, New York, these areas were all flooding.

Sean Harper:

And a lot of people don’t have... so, unfortunately, people are not great about buying insurance, right? You talked it’s not sexy, no one wants to have to pay for it. So usually we’re just doing what the mortgage bank tells us to do. Now, the mortgage companies, for whatever reason, don’t require you to have flood insurance if you’re not in a high risk zone, and it’s not covered in a homeowner’s policy, which makes no sense, by the way. It should be covered in a homeowner’s policy.

Leigh Brown:

Well, they should-

Sean Harper:

Why would you-

Leigh Brown:

... get a waiver sign that says, we offer this to you. That drives me crazy, that so much of the public, if they don’t have a realtor who understands or an insurance agent who’s going to recommend it, that they’re not looking at every available avenue and every available outcome because, oh my gosh, this is so much money we’re dealing with and it’s where you sleep, it’s your health, because if the water gets in the house, anyway.

Sean Harper:

It’s not good. So really everybody should have flood insurance. So, FEMA, I think, is messed up in a couple of ways. The first is by giving people this idea that if you’re not in a high risk zone you could never get flooded. And that’s obviously not true. It’s 70% of all flooding happens.

Sean Harper:

A lot of the times insurance coverage in those areas is pretty cheap. You might be able to add flood insurance for a hundred bucks a year or something like that. And now your home’s not likely to flood, but that’s why you buy insurance. It’s for stuff that’s not likely, but if it happened, it would be really, really bad. So that’s one thing, I think, that’s not great.

Sean Harper:

The other thing is those flood zones are not very granular. So, just if you know the neighborhood you’ll see places that are in the flood zone that probably aren’t going to flood, and you’ll see places right next door to the flood zone, well, actually, they look pretty likely to flood, right? Maybe they flooded before and what’s going on there is that it’s not granular enough.

Sean Harper:

And actually, every house is different. Every house has different elevation. The water around the house is different. It’s not uncommon that you’d have one house on the block that floods all the time and one house on the block that doesn’t, and that’s just because it’s complicated, what causes water to flow one way versus another. And so, by painting this really broad brush they are losing a lot of this granularity.

Sean Harper:

So a private company like ours, we come in and we use a lot of additional data sources, and we’re looking at it on a much more granular basis. And we’re actually able to say, this house has specific risk. We’re not grouping together the whole neighborhood or the whole area. And you can actually have different price, basically, for the insurance for each of those. So, FEMA is moving in that direction with this whole... and it gets really tied up in this whole repricing and redrawing of the flood zones, which brings me to the next thing, which is they don’t do it often enough.

Leigh Brown:

Right. Because we just now got 2.0, and we’ve been working on that for decades, but I’m grateful for the improvement. But if you have a giant flood zone but somebody’s sitting on top of a hill, it’s like you just said, the topo maps will tell you more than the FIMA maps do.

Leigh Brown:

So I’m curious, are topographical maps one of the things that you have as your data sources, because as a realtor, before I go show a house, I’m going to pull the topo map so I can see where the rise and fall is.

Sean Harper:

That’s really smart. That’s exactly what companies like ours are doing in a more quantitative way, is we’re looking at the specific elevation, and not even the specific elevation necessarily where the mailbox is, but property, obviously, can have different elevations across it. Right? You might have one side of the property that’s significantly lower than the other side, but that might not be a big deal if it’s just in your yard. Like yard floods, it’s okay, but if it’s where your home is is at a lower elevation, that can actually be a really big problem. So that’s exactly what’s going into it.

Sean Harper:

And so, what FEMA’s doing, they’re trying to make the flood pricing more accurate, and they should, right? Because right now they’re losing a ton of money, and that’s obviously not sustainable. And the maps are obviously wrong, as you pointed out, in some cases. So they have to get more granular. The prices are going to have to go up on some people because this is just the reality of the world that we live in, we’re having-

Leigh Brown:

Well, sure-

Sean Harper:

... more floods.

Leigh Brown:

... I mean, and I think we all agree that the house is on the river and water comes in every three years, their insurance should be higher, but they should have something so they can stay put if they can’t afford to move. By that same token, the pricing should be different for the houses four streets inland that still shows the zone but is up the rise a little bit.

Leigh Brown:

I mean, I love that you’re pointing this out, that it should be property by property, which is what we mean by granular, those of you all that aren’t super nerdy space, is how far you drive down into the data points. So, how did you land in figuring this out? Was it because you were in a house that had an issue, or is it just you being a super nerd who said, “Where is their metadata that’s not being drilled down to the best impact?”

Sean Harper:

It’s really the latter. I-

Leigh Brown:

It’s good-

Sean Harper:

... don’t have a problem-

Leigh Brown:

... to be a nerd. You should acknowledge that now. The world says nerds are good.

Sean Harper:

You got it. We like to figure out where things are mispriced, because usually that creates an opportunity. So you just look at the way the industry does it, look at how it should be done, right? Just like logically, how would you try to calculate the right probability of a house flooding? It’s very difficult, right, to get all of the data in and pull it and establish the correlations and be able to do this automatically, but it’s not rocket science.

Sean Harper:

It’s actually just the programmatic application of common sense and historical data, because we know where places are flooded. Right? It’s a pretty simple relationship. If you have a big database of places that are flooded and you have a big database about the traits of the property, it’s hard, but it’s not... I don’t know. It’s kind of obvious, right?

Leigh Brown:

Right. It’s-

Sean Harper:

You can figure-

Leigh Brown:

... not impossible.

Sean Harper:

... out what the relationship between the two things is.

Leigh Brown:

And instead of talking in terms of these 500 year flood plains which crack me up, because we don’t have data going back that far, we could totally look at the last 50 years and spot some trend lines. I mean, it’s not perfect, but nothing in trend spotting is perfect, but you can definitely do predictive analysis. That’s what the technology’s for. Right? That’s what we have these super computers and machines that weren’t around when you and I were kids that can calculate everything.

Leigh Brown:

It’s fascinating that we actually don’t use it more often. It’s used more by our tech oligarchs to spy on us than we are using it in day to day actual useful life. Right? I mean, I would rather have the technology give us a more accurate price and risk factor on a flood factor of a property than it to tell me what kind of shoes I should buy from Amazon. That, to me, is a frivolous use of technology. And we’ve got direct health and financial impacts that can come from technology, what you’re doing.

Leigh Brown:

So, looking at where you’ve landed in the data, what’s been the most fascinating thing you’ve discovered in doing your deep dives? Where were you saying, oh, snap, nobody in the insurance world has noticed X or Y.

Sean Harper:

Yeah. So the thing is it actually ends up being... We have thousands of variables that go into pricing every risk, and we’re pricing it for flood likelihood, but we’re also pricing it for wind likelihood and the likelihood of other things happening. And the thing that always surprise me is just how... because if you look at the way the traditional industry does it, a traditional private insurance company is working on maybe 40 fields of data. It’s all self-reported, or a lot of it is, right? The agent is reporting it or the user is reporting it.

Sean Harper:

And you’ll see, like for flood insurance is a good example, the FEMA flood application is like pages and page long. It’s a giant hassle to fill out. And I think a lot of the times not a lot of care is being put into that. And also, we’re all human, right? So if you’re filling it out, it’s kind of like if you applied for a credit card and they asked you, “Do you usually pay your bills on time?” Well, what are you going to say? You’d be like, “Yeah, of course I do.”

Leigh Brown:

No, I never pay my... Right.

Sean Harper:

Even if you don’t, right? You end up with this moral hazard issue where people will fudge the data if they know the answer. Sometimes they don’t. They’ll just assume the best, right? Like what type of roof is this? Oh, it’s that type. It’s got to be safer, right? I don’t know. And so you have a lot of these surprises that come up because the industry has been relying on the small amount of data that’s all self-reported.

Sean Harper:

It’s directionally accurate, right, but it’s all these edge cases where somebody didn’t know or somebody fibs or whatever, and what you can do if you have thousands of fields of data, it’s all coming from objective sources, we use a lot of aerial images. Well, you run the aerial image through a machine learning algorithm and you can tell a lot of stuff about the house. You can tell if there’s a pool, and what shape the roof is, and what the elevation is, and if there’s trees over the home, if there’s water nearby.

Sean Harper:

There’s all this stuff you can tell, right, just from having a machine look at it at massive, massive scale. And it performs a lot better when you do that, obviously. And it’s not always in intuitive ways, like you were asking me this intuitive question. And sometimes it’s a very complicated relationship that might have four or five different interplays and you don’t really understand the full picture unless you have this massive, massive amount of data.

Sean Harper:

And that’s one thing you talked about, Amazon and Netflix and stuff, there’s all this data crunching to figure out predictive things about people like what kind of shoes they want, but it is the same infrastructure, the same tech infrastructure, the same programmatic techniques, the same application of data. We’re just applying it to a different problem, more practical problem that I think is more important thing for the world.

Sean Harper:

You can live without the pair of shoes. You can’t live without a mortgage. You can’t live without insurance to cover your home. So that’s what gets me fired up, it’s just the ability to get better and better at this is you get more and more data.

Leigh Brown:

And it makes me wish that anybody, any homeowner, could look at those thousands of data points about their house. Because one thing that does drive me crazy as a realtor, and all my realtor friends at out there will agree, we’ll go to see somebody’s home, they’re thinking about selling it, great, “How old’s the roof?”

Leigh Brown:

“I don’t know. Well, we’ve been in the house 30 years.”

Leigh Brown:

“When did you replace the roof?”

Leigh Brown:

“I don’t know. I think it’s when we were pregnant with this kid.”

Leigh Brown:

They have no idea because they’re not tracking their own data points because life gets in the way, and when life gets in the way and they start answering questions it goes back to GIGO, garbage in garbage out. But if you have a thousand data points created by that Google Map drone, Google Earth thing that already saw your house, then you’ve actually got information that you could use to protect and preserve your investment and also your family’s health and wellbeing.

Leigh Brown:

So, I ramble down that hole because I’m obviously somebody who pays attention to flood insurance and what happens on the federal level. And I’m so excited whenever there’s another option for the consumer public, because a competitive marketplace creates a better environment all around and also would help dig us out of some of that money pit that DC continues to put a shovel to every single day.

Leigh Brown:

So anyway, of course, the show is Crazy Sh*t In Real Estate. Did you have a story you wanted to tell us about something crazy you’ve observed in and around houses or real estate or insurance as comes to this process, or a data point that stuck out at you at some point? My audience is always looking for something that’ll make them say what, and so I’m curious what you have.

Sean Harper:

Yeah. So probably the craziest one is related to what we were talking about earlier, is that the average age of a top 10 property insurance company in the US is 107.

Leigh Brown:

The average.

Sean Harper:

That’s the average.

Leigh Brown:

How do they last so long? They’re not doing mergers and acquisitions? They’re not getting busted up as monopolies? They’re just hanging out forever?

Sean Harper:

Yeah. So this is the thing, you-

Leigh Brown:

[crosstalk 00:17:38].

Sean Harper:

... were talking about the free market and capitalism and how it works. And capitalism works best when there’s free entry and exit when new companies can come in and when old companies really have to fight to be better day to day or they die. And insurance is just one of those industries where it’s very, very hard to enter, so you don’t have a lot of competitive intensity. And believe it or not, the average age of a top 10 property insurance company in the US is 107 years old. It’s crazy. Isn’t it?

Leigh Brown:

I mean, that’s the opposite of real estate because as on our side we have the lowest barriers to entry, the most competitive market. A new company can spring up and take over market share lickity-split, if they’ve got a value prop and benefits to offer. I’m just like, whoa, because 107 year old company in the real estate side wouldn’t even be a monolith, it’s got all these individual agents in it doing things their own way, but we’ve got so much youth on our side. That’s just jaw dropping to me.

Leigh Brown:

But then you think about actuarial tables and premium writing and how long you’re with your customers and how much risk an insurance company takes, and the long term, it’s an entirely different product, obviously. So, how has it been for you being the young guy in the old folks’ home?

Sean Harper:

In some ways it’s easy, because we’re able to go... we’ve been able to recruit amazing people from the insurance industry. And one thing you’ll find is if you go into some of these big insurance companies, just hang out, you find all these really smart people. And they’re all pretty frustrated because they’re stock in organization that’s not really able to change quickly, and really, most importantly, where the technology stops them from doing, because a lot of these companies run on really, really old technology.

Sean Harper:

So it was like, cool, hey, come over here. Mister actuary insurance nerd guy, you can sit right over here next to the tech nerds, and they’ll make you all the cool stuff, all the cool math stuff you want, right, and they love it. And so, in that way, it’s pretty easy, because on a day to day basis we’re able to move so much faster than our legacy competitors. Now, on the other hand, it’s really hard because this is a hard industry to enter. It actually took us three years and let’s call it $60 million, yeah, till you really launch the business in its current form.

Leigh Brown:

60 million, like-

Sean Harper:

60 million.

Leigh Brown:

... with eight digits?

Sean Harper:

Yeah.

Leigh Brown:

I don’t ever want to hear a realtor fuss ever again about the $2,000 you spent on pre-licensing and joining the association. $60 million?

Sean Harper:

And it’s rough, right, because you’re-

Leigh Brown:

[crosstalk 00:20:11]-

Sean Harper:

... like, hey guys.

Leigh Brown:

... was that red tape you had to hurdle, was that bureaucratic things, was it licensure in different states?

Sean Harper:

We waited to get licensed. I was telling you about the way we’re structured. Right. We operate a nonprofit on behalf of our customers. It took us, from the day we applied for that to the day that we were able to write our first policy, it took us a year.

Leigh Brown:

That’s crazy.

Sean Harper:

And that’s fast. People in the industry are like, “Wow, you got that done in a year? That’s incredible.”

Sean Harper:

I’m like, “Well, okay.” I thought it was pretty frustrating, right, because we’re sitting there, clock is ticking.

Leigh Brown:

Investors are watching.

Sean Harper:

Investors are watching. They’re like, “Hey, when are we ever going to get a return on this? We don’t even know if this is going to work. You haven’t written one policy yet, you put all this money in.” So it’s just a very hard industry to enter.

Leigh Brown:

But aren’t you glad you got into it so you can create something new and exciting in a space that needed new and exciting?

Sean Harper:

It’s awesome, honestly. It’s really fun. And we’re doing business, we talked about. We’re in places where people don’t have a lot of good options, and it’s just not realistic, especially when we started this. There was a lot of talk. A lot of people said, believe it or not, this is insane. We go to an investor in San Francisco or New York and they’d say, “I don’t know. With global warming, is anyone even going to live in Florida anymore?”

Leigh Brown:

And you look at 2021, everybody’s going to Florida.

Sean Harper:

Yeah, exactly. You don’t get that question anymore because all those same guys from California are moving to Florida or Texas.

Leigh Brown:

I mean, we got to take care of the environment, but we also got to acknowledge that a lot of what’s going on is designed to put power into elite hands, and we know this.

Sean Harper:

We have to take care of the environment. Absolutely. And we also have to adapt to its changes, right? So if you’re doing the same thing, you’ve been doing it for 100 years, you’re not able to adapt. And things change from one year to the next, and things are changing faster than they ever have before. Right? The way we build cities is changing. The technology we have is changing, consumer preferences is changing, the weather’s changing. And so you have to be able to respond to these things or you’re just [inaudible 00:22:09].

Leigh Brown:

So if somebody were going to reach out to your company, knowing that you’re technology focused, do they talk to a human or is everything just app and website run? Because I will say that, in the space we’re talking about, a lot of the clients that I have say they’re moving from California to North Carolina. It’s an entirely different ball game. They want to talk to a human. So, have you crossed that bridge with the intersection of human voices and technology so you can serve better?

Sean Harper:

Yeah. So we do have people. And this is the thing, homeowner’s insurance is complicated, and a lot of our customers will go through, they’ll enter their address, they’ll get through the process, and at some point they get stuck and they’re like, hey, I don’t know, I could use some advice on this, or how does this compare to my other options, my other coverages, et cetera, I didn’t know what this term means. So, we do have a human contact center, and people really love it.

Sean Harper:

If you go and check out our online reviews, people will talk about our tech, they’ll talk about our low prices, but they’ll actually mention the customer service person they talk to by name. They’ll say Kim was great. It was cheap. It was easy. But I loved Kimberly, because she was so helpful and she was so expert.

Sean Harper:

So these guys are all... they’re all licensed. They all have their insurance license. They’re armed with a lot of technology, so they don’t spend any of their day doing silly paper shuffling that a traditional insurance agent might do. And so, all they have to do all day is just help customers and give them advice and be... well, make their lives a little bit easier. So yeah, you can talk to people if you use Kin.

Leigh Brown:

Which I think those are going to wind up being all of our favorite companies in a future of customer service where you get that intersection of smart technology pricing that you can defend. Whether it’s low or medium or high, I’m cool, as long as you can defend what’s going on here, because I need that person on the other side to treat me like my business matters.

Leigh Brown:

So, Sean, if somebody wants to reach out to Kin and find out about pricing and availability in their market, or maybe they’re an independent insurance broker. Can they reach out to you about Kin being in their portfolio too?

Sean Harper:

Yeah. So we don’t work with independent insurance brokers as part of what we do is we sell direct to the customer with our internal agents. But if a customer is interested, or anyone else, we’re at kin.com. It’s Kin like family, K-I-N dot com. And we’re on Twitter and Instagram and email and all the normal places too. But you can find all those at the website.

Leigh Brown:

Perfect. Well, I appreciate you coming on the show and giving us some insights into some... Well, I know it’s not exciting to everybody, but it’s exciting to me when there’s improvements to flood insurance. And so, I’m a real estate nerd here and an insurance nerd, but thank you for pouring into this space and giving us some background and information, and make sure you guys pay attention.

Leigh Brown:

All of the links and all the contact are in the show notes for this episode. If you’re just not sure of what he said, you like to click, it’s all right there. So go check him out, follow them online, and give us a comment back. I want to know what you find out when you go pull a quote for yourself because I know you all, you are going to go check it out, and I’m curious to hear what your experience is. Sean, thank you for coming on the show. I appreciate your time and your information.

Sean Harper:

Thank you. Thank you a lot. It was fun.

Leigh Brown:

All right guys. You know what to do next. Share this episode with somebody that needs to hear about it. Give us five stars, because that’s the nice thing to do. Leave a comment for Sean and tell him you appreciate his perseverance and his $60 million. And most importantly, come back and see us where this show is going to have something different for you every time. And I’ll see you then.

[End of transcript.]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov... In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com